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                               EXTENSION AGREEMENT

         THIS EXTENSION AGREEMENT is dated July 29, 1997, and is entered into by and between FRESENIUS AG ("Fresenius") and GULL LABORATORIES, INC. ("Gull").

         WHEREAS, Fresenius, as "Seller", GULL GmbH, as "Purchaser", and Gull entered into that certain Asset Purchase Agreement dated April 21, 1997, (the "Agreement") for the purchase by Gull GmbH of certain assets and the assumption of certain liabilities of the diagnostics business of the Intensive Care and Diagnostics Division of Fresenius, all as described in the Agreement, as well as entered into a Retransfer of Shares Agreement, dated April 21, 1997 ("Retransfer Agreement"). The Agreement and the Retransfer Agreement are hereinafter referred to as the "Agreements";

         WHEREAS, pursuant to that certain Transfer, Assignment and Assumption Agreement dated July 3, 1997 between Fresenius, Gull, and Gull GmbH, Gull GmbH assigned to Gull all of Gull GmbH's rights, obligations and interest in and under the Agreement, and Fresenius consented to such assignment subject to the terms contained therein;

         WHEREAS, pursuant to Article 18 of the Asset Purchase Agreement, one of the conditions to closing the purchase transaction contemplated under the Agreements is the approval of Gull's shareholders, including the majority of non-Fresenius shareholders actually voting on the transaction; and

         WHEREAS, Gull's shareholder's meeting has been adjourned until August 11, 1997, and in order to accommodate the adjournment of the shareholder's meeting, Gull and Fresenius desire to extend the time allowed for closing of the transaction.

         NOW THEREFORE, in consideration of the foregoing and other consideration, the sufficiency and receipt of which are hereby acknowledged, the parties do hereby covenant and agree as follows and take the following actions:

         1. Article 19, subsection 1(d) of the Asset Purchase Agreement is hereby amended and restated by deleting said subsection as presently constituted and substituting the following:

         (d) by either the Seller or Purchaser if the Closing shall not have occurred on or before August 15, 1997, for reasons other than the failure of the terminating party to perform its obligations hereunder.

         2. Closing shall occur as soon as practicable following conclusion of the August 11, 1997 shareholder's meeting, provided the required shareholder approval shall have been obtained.
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         IN WITNESS WHEREOF, this Extension Agreement has been signed and delivered by the parties as of the date first above written.



                                    FRESENIUS AG


                                    /s/ Frank-Joachim Simon
                                    ------------------------
                                    By:    Frank-Joachim Simon
                                    Title: Senior Vice President


                                    GULL LABORATORIES, INC.


                                    /s/ George R. Evanega
                                    ------------------------
                                    By:    George R. Evanega
                                    Title: President and Chief Executive
                                    Officer

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